[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW
Washington, DC 20006
Tel: +1.202.639.7000
Fax: +1.202.639.7003
www.friedfrank.com

September 9, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:
FrontView REIT, Inc.
Registration Statement on Form S-11
Filed September 6, 2024
CIK No. 0001988494

Ladies and Gentlemen:

On behalf of FrontView REIT, Inc. (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) the Company’s Registration Statement on Form S-11 (the “Registration Statement”).

Your numbered comments originally issued with respect to the Initial Draft Registration Statement, which was confidentially submitted to the Commission on August 23, 2023, are reproduced below in bold text. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement. Capitalized terms used herein without definition have the meanings given in the Registration Statement.

Certain Terms Used in this Prospectus, page v

1.
We note that you will enter into a New Delayed Draw Term Loan and a New Revolving Credit Facility. Please file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K and identify the counter-parties to these agreements. Also, file the Revolving Credit Facility and Term Loan Credit Facility referenced on page vi.

In response to the Staff’s comment, the Company has filed the credit agreement governing the Company’s New Delayed Draw Term Loan and the New Revolving Credit Facility as exhibit 10.19 to the Registration Statement. The Company has also filed the Revolving Credit Facility and Term Loan Credit Facility as exhibits 10.17 and 10.18, respectively, to the Registration Statement.

Efficiency, page 4

2.	Please disclose the amount of total debt that you may incur and quantify your debt service obligations. Also revise your summary risk factors and risk factor heading on page 40 to disclose this risk.

In response to the Staff’s comment, the Company has updated the disclosure on pages 4 and 97 of the Registration Statement describing the total debt the Company may incur and quantifying its debt service obligations.  The Company has also revised its summary risk factors on page 11 of the Registration Statement to disclose this risk. The Company also directs the Staff to its disclosure in the risk factor on pages 37 and 38 of the Registration Statement which discloses this risk.

Division of Corporation Finance - Office of Real Estate & Construction
United States Securities and Exchange Commission
September 9, 2024

Risks Related to our Organizational Structure
Termination of our employment agreements, page 39

3.
Please disclose the circumstances under which you would be required to pay members of management termination fees and identify the members to which this applies. Additionally, in the executive compensation section, disclose the material terms of the agreements. Refer to Item 402(o) of Regulation S-K.

In response to the Staff’s comment, please refer to pages 128 and 129 of the Registration Statement under the sub-heading “Payments upon Certain Events of Termination or Change in Control” for disclosure regarding the circumstances under which the Company would be required to pay members of management termination fees.  In addition, please see pages 127 through 129 of the Registration Statement under the sub-headings entitled “Executive Officer Employment Agreements” and “Payments upon Certain Events of Termination or Change in Control” for disclosure of the material terms of the employment agreements with our executive officers.

Management’s Discussion and Analysis, page 61

4.	Under Description of Certain Debt to be Outstanding After This Offering, please describe the material financial covenants in your debt agreements.

In response to the Staff’s comment, the Company advises the Staff that the Company has updated the disclosure on pages 73 through 75 of the Registration Statement to describe the material financial covenants in its debt agreements.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at (202) 639-7486.

Very truly yours,
/s/ Stuart A. Barr
Stuart A. Barr

cc:	FrontView REIT, Inc.

Stephen Preston
Co-Chief Executive Officer and Co-President

Randall Starr
Co-Chief Executive Officer and Co-President